January 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng

Re:	Global Synergy Acquisition Corp.
Registration Statement on Form S-1
File No. 333-251524

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Global Synergy Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on January 7, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that, as of the date hereof, the undersigned expect to distribute approximately 1,000 copies of the preliminary prospectus dated December 18, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

cREDIT SUISSE sECURITIES (usa) llc j.p. mORGAN SECURITIES llc as representatives of the several underwriters

cREDIT SUISSE sECURITIES (usa) llc

By:	/s/ Frank McGee
Name: Title:	Frank McGee Managing Director

j.p. mORGAN SECURITIES llc

By:	/s/ Ranga Kanthadai
Name: Title:	Ranga Kanthadai Vice President

[Signature Page to Underwriters’ Acceleration Request Letter]